

June 6, 2012

<u>Via E-mail</u>
Mr. Michael Murphy
Acting Chief Financial Officer
Diamond Foods, Inc.
600 Montgomery Street, 13th Floor
San Francisco, CA 94111

> **Re: Diamond Foods, Inc.**
> **Form 10-K for Fiscal Year Ended July 31, 2011**
> **Filed September 15, 2011**
> **Response Letter Dated May 11, 2012**
> **File No. 0-51439**

Dear Mr. Murphy:

We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended July 31, 2011

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 12 – Segment Reporting, page 47

1.   We note your response to comment 2 in our letter dated April 16, 2012. It appears that your disclosure of revenue by product should be revised to provide more detailed information to meet the disclosure requirements per FASB ASC 280-10-50-40. Please expand your disclosure to present disaggregated revenue information consistent with the product category information provided to your management team and board of directors.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Sandy Eisen at (202) 551-3864 or me at (202) 551-3311 with any questions.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief